QuickLinks -- Click here to rapidly navigate through this document

                        FILED BY ADVANCED DIGITAL
                        INFORMATION CORPORATION
                        PURSUANT TO RULE 425 UNDER
                        THE SECURITIES ACT OF 1933

                        SUBJECT COMPANY:
                        ADVANCED DIGITAL
                        INFORMATION CORPORATION

                        COMMISSION FILE NO. 0-21103

    Set forth below is the text of a press release issued by Advanced Digital Information Corporation on January 30, 2001:

Contacts:	Jon Gacek Chief Financial Officer ADIC (425) 881-8004	Sirandou Sall-Gaye Investor Relations ADIC (425) 881-8004

ADIC ACQUIRES STORAGE NETWORKING PIONEER PATHLIGHT TECHNOLOGY

    SAN Management, Connectivity and Virtualization Products to Expand ADIC Storage Solutions

    REDMOND, WASHINGTON—January 30, 2001—ADVANCED DIGITAL INFORMATION CORPORATION (NASDAQ/NMS Symbol: ADIC), one of the world's leading independent storage solutions providers, today announced a definitive agreement to acquire privately-held Pathlight Technology, Inc. Based in Ithaca, New York, Pathlight has been pioneering the technologies that enable networking of critical storage resources since 1994. The merged companies will offer a broad range of intelligent storage products including SAN management, connectivity, and virtualization products that complement ADIC's existing storage hardware and software solutions. Following completion of the transaction, Pathlight Co-Founder and Executive Vice President Said Rahmani will become Executive Vice President of Research and Development at ADIC.

    The agreement announced today calls for ADIC to exchange 10.3 million shares of common stock for all of the outstanding stock, warrants and stock options of Pathlight in a merger intended to be accounted for as a pooling-of-interests. Based upon ADIC's closing price on January 29, the transaction has a current aggregate value of approximately $265 million. ADIC expects to report one-time acquisition costs of approximately $10-12 million during its second quarter ending April 30, 2001. Directors of both companies have approved the merger, and approximately 75% of the Pathlight shares have agreed to vote in favor of it. ADIC shareholder approval is not required.

    "The acquisition of Pathlight further confirms ADIC's long-held strategy to offer intelligent, open and device-independent storage solutions for our customers," said Peter van Oppen, Chairman and CEO of ADIC. "Pathlight saw early on that protocol-aware technology addressed not only the SCSI-to-Fibre interface question but offered a direct path to any-to-any connectivity, resource virtualization and storage network management," he said.

    Said Rahmani, Co-Founder and Executive Vice President of Pathlight, said "Pathlight has OEM or reseller agreements in place with many of the most important storage vendors. Merging with ADIC offers us a chance to rapidly build a branded business through ADIC's proven sales and marketing Team as well as an opportunity to integrate our technology with ADIC's growing range of storage products."

    ADIC President and Chief Operating Officer Chuck Stonecipher noted, "Our combined companies have excellent relationships with companies such as IBM, Dell, EMC, Fujitsu-Siemens, McData, Unisys and others. We hope to be able to offer our OEM partners, reseller channels and end-user customers an ever greater portion of their intelligent storage solutions."

    Pathlight had revenues of approximately $20 million for the twelve months ended October 31, 2000 and pre-tax earnings of approximately $5 million. Both Pathlight and ADIC are expected to grow revenues in the range of forty percent or more for fiscal 2001. ADIC also announced that it expects to increase various expenses including research and development during fiscal 2001 as a result of the merger which may result in reducing earnings per share by as much as ten percent this year. It is anticipated that the merger will contribute significantly to revenue, net income and earnings per share in 2002.

    The merger agreement provides for two escrow arrangements pursuant to which a total of 1,287,500 shares out of the total of 10,300,000 shares will be held in escrow pending satisfaction of certain potential liabilities or adjustments defined in the agreement. The merger is expected close during ADIC's second quarter following registration of the shares issuable in the merger with the SEC and satisfaction of other closing conditions.

    Separately, ADIC also announced that it was terminating its stock repurchase program, previously announced on August 17, 2000, in order to facilitate accounting for the Pathlight merger as a pooling-of-interests transaction.

    Conference Call. There will be a conference call to discuss the Pathlight merger at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time) tomorrow, January 31. The call can be accessed live via our website at www.adic.com/ir.

    About ADIC®

    With more than 75,000 automated tape libraries installed, innovative storage management software, Fibre Channel Storage Area Network (SAN) solutions, and Network Attach Storage (NAS) appliances, ADIC is the world's leading device-independent storage solutions provider to the open systems marketplace. The Company offers a broad range of products designed to help organizations stay more productive by making it easier for them to store, protect, manage and use their rapidly growing network data. ADIC's industry-leading line of automated storage products are available through a worldwide sales force and a global network of resellers and OEM partners, including Dell, IBM and Fujitsu Siemens. Further information about ADIC is available at www.adic.com.

    About Pathlight

    Pathlight's SAN Gateway™ and SAN Router™ are high-speed, high-reliability storage networking solutions that each deliver a complete infrastructure in a single device including connectivity via multiple Fibre Channel ports and SCSI channels, open systems interoperability, and simultaneous support for heterogeneous host and device connections, operating systems and storage system interfaces. Both feature flexible scalability and support for value-add functions such as server-free backup and enterprise management applications. SAN Gateway and SAN Router also support exclusive technologies including Pathlight's Virtual Private SAN™ (VPS™) and Virtual Private Map™ (VPM™)—powerful access security control solutions that provide protected connections between multiple heterogeneous hosts and multiple heterogeneous storage devices for reliable resource sharing. Pathlight's SAN Director™ software is a comprehensive JAVA-based management solution that provides system administrators with a single point of control, remote or local, to maintain, monitor and configure the entire storage network from end-to-end. Further information about Pathlight is available at www.pathlight.com.

    This release contains forward-looking statements relating to the Company's and Pathlight's existing and future products and services and future operating results that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe," "expect," "intend," "anticipate," and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect the Company's actual results include general economic trends, technical competition or obsolescence, supply constraints, changes in market pricing and production problems. Reference is made to the Company's Annual Report Form on 10-K for the fiscal year ended October 31, 2000 for a more detailed description of factors that could affect the Company's actual results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

    We urge you to read the Current Report on Form 8-K and the Prospectus contained in the Registration Statement on Form S-4 that ADIC will file with the Securities Exchange Commission in connection with the merger, because they will contain important information. The Prospectus will be sent to stockholders of Pathlight Technology, Inc. in connection with the solicitation of their approval of the merger. Once the Current Report on Form 8-K and the Registration Statement on Form S-4 are filed with the Commission, you may obtain a free copy of those documents and other documents filed by ADIC with the Commission at the Commission's web site at www.sec.gov. These documents may also be obtained free of charge by request to ADIC, PO Box 97057, Redmond WA 98073-9757, Attention: Investor Relations.

    ADIC is a registered trademark of Advanced Digital Information Corporation. SAN Gateway, SAN Router, Virtual Private SAN, VPS, Virtual Private Map, VPM and Pathlight's SAN Director are trademarks of Pathlight Technology. All other product or company names should be considered the property of their owners.

QuickLinks

ADIC ACQUIRES STORAGE NETWORKING PIONEER PATHLIGHT TECHNOLOGY